UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 12, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

.

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 March 2021 entitled ‘MANDATORY CONVERTIBLE BOND & ASSOC'D SHARE BUYBACK’.

RNS Number : 0087S

Vodafone Group Plc

12 March 2021

12 March 2021

Vodafone Group Plc

MATURING MANDATORY CONVERTIBLE BOND AND INTENTION TO LAUNCH AN ASSOCIATED SHARE BUYBACK PROGRAMME

In March 2019, Vodafone Group Plc ('Vodafone') issued a two-tranche mandatory convertible bond ('MCB'), the first tranche of which (£1,720,000,000 1.20 per cent. Subordinated Mandatory Convertible Bonds; ISIN XS1960588850) matures today, 12 March 2021, and the second tranche of which is due to mature in March 2022. In order to satisfy the conversion of the first tranche of the MCB, 1,426,710,898 shares will be issued from treasury today at a conversion price of £1.2055. This reflects the conversion price at issue (£1.3505) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020 and February 2021.

As a result, Vodafone today announces it intends to commence a new share buy-back programme on 22 March 2021 (the 'Programme'). Further details of the Programme, including the target number of shares to be repurchased, will be announced in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 12, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary